UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Stevanato Group S.p.A.

(Exact name of the registrant as specified in its charter)

Republic of Italy	001-40618
(State or other jurisdiction of incorporation)	(Commission File Number)

Via Molinella 17 Piombino Dese – Padua Italy	35017
(Address of principle executive offices)	(Zip Code)

Douglas Bruno

(267) 638-2444

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period January 1, 2025 to December 31, 2025 (the “Reporting Period”).

Stevanato Group S.p.A. (NYSE: STVN) (the “Company” or “us”) is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

Conflict Mineral Disclosure

The Company operates across the healthcare industry and serves some of its fastest growing segments, including biologics (such as GLP1s, monoclonal antibodies, and mRNA applications), biosimilars, vaccines and molecular diagnostics. The Company operates its business in two segments: (i) Biopharmaceutical and Diagnostic Solutions, which includes all the products, processes and services developed and provided for the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and (ii) Engineering, which includes all of the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

The Rule requires registrants filing reports with the U.S. Securities and Exchange Commission (the “Commission”) under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 having conflict minerals that are necessary to the functionality or production of a product manufactured or contracted by that registrant to be manufactured to file a report on Form SD within the period specified in the Form SD, disclosing the information required by the applicable items of the Form SD as specified in therein. As defined in Form SD, the term “Conflict Mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

The Company has reason to believe that certain materials provided by third-party suppliers used in the production of some of its products during the Reporting Period, including certain syringe products (the “Subject Products”), may contain some Conflict Minerals that are necessary to their functionality or production.

Reasonable Country of Origin Inquiry

The Company does not directly purchase Conflict Minerals, nor does the Company have any direct relationship with any mines or smelters that process Conflict Minerals. Thus, any Conflict Minerals that are potentially present in the Subject Products would have originated solely from Company purchases from third parties.

The Company conducted a reasonable country of origin inquiry in good faith that is reasonably designed to determine whether any Conflict Minerals contained in the Subject Products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The Company conducted a survey only on those suppliers which it reasonably believed could make use of Conflict Minerals (the “In-Scope Suppliers”). The Company used the Responsible Minerals Initiative Conflict Minerals Reporting Template (“CMRT”) to conduct a survey of the In-Scope Suppliers. The In-Scope Suppliers were requested to provide specified information regarding the inclusion of Conflict Minerals in the products supplied to the Company and the country of origin thereof. Each CMRT was evaluated for consistency, completeness and accuracy.

Based on responses received, the Company determined that some Conflict Minerals present in the Subject Products may have originated from smelters in the Covered Countries and may not be from scrap or recycled sources.

We are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Commission on April 7, 2017 (the “April 2017 Guidance”). Pursuant to the April 2017 Guidance, we have provided only the disclosure required under paragraphs (a) and (b) of Item 1.01 of Form SD and not that required under paragraph (c).

Additional Information

This Form SD is publicly available at the Company’s website at http://www.stevanatogroup.com. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the Commission.

Item 1.02 Exhibits

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3—Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: May 29, 2026	By:	/s/ Marco Dal Lago
	Name:	Marco Dal Lago
	Title:	Chief Financial Officer